

02005929

...TATES
...ANGE COMMISSION
...C. 20549

| OMB Number: | 3235-0123 |
|---|---|
| Expires: | January 31, 1993 |
| Estimated average burden hours per response . . . | 12.00 |



RECEIVED
FEB 25 2002
354
WASH. D.C.


# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 24063

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRADEX BROKERAGE SERVICE, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Vesey Street, Suite 800
(No. and Street)

| NEW YORK, | NY | 10007 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH MARINELLI, V.P. & CFO — (212) 233-2000
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP
(Name — *if individual, state last, first, middle name*)

| 132 Nassau Street, Suite 1023, | New York, | NY | 10038 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, *JOSEPH MARINELLI*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *TRADEX BROKERAGE SERVICE, INC.*, as of *DECEMBER 31, 2001*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X Joseph C Marinelli
Signature

CFO
Title

X S Keith Rosenthal
Notary Public

S. KEITH ROSENTHAL
Notary Public, State of New York
No. 02RO8658700
Qualified in New York County
Commission Expires Dec. 31, 2002

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***JOSEPH MARINELLI***, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***TRADEX BROKERAGE SERVICE, INC.,*** as of ***DECEMBER 31, 2001***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

-----------------



(Signature)

CFO

(Title)



(Notary Public)

S. KEITH ROSENTHAL
Notary Public, State of New York
No. 02RO8658700
Qualified in New York County
Commission Expires Dec. 31, 2002

# TRADEX BROKERAGE SERVICE, INC.
## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

**TRADEX BROKERAGE SERVICE, INC.**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 211 |
| Due from clearing broker | 182,179 |
| Deposit with clearing broker | 300,000 |
| Property and equipment - net of accumulated depreciation of $15,354 (Note 2) | 13,499 |
| Receivable from officer | 62,094 |
| Income taxes receivable | 49,775 |
| Other assets | 8,218 |
| Total assets | $615,976 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **Liabilities:** | |
| Accounts payable and accrued expenses | $ 78,405 |
| Total liabilities | 78,405 |
| **Commitments and Contingencies** (Notes 4 and 8) | |
| **Liabilities subordinated to the claims of general creditors:** | |
| Pursuant to subordinated loan agreement (Note 3) | 300,000 |
| **Stockholders' equity** (Notes 6 and 7) | |
| Common stock Class A, par value $.01 per share; 100,000 shares authorized; 59,520 shares issued | 595 |
| Treasury stock Common Class A, 28,825 shares | (289) |
| Common stock Class B, par value $.001 per share; 100,000 shares authorized; 1,925 shares issued | 19 |
| Additional paid-in capital | 201,401 |
| Retained earnings | 60,845 |
| Less: Stock subscription receivable | (25,000) |
| Total stockholders' equity | 237,571 |
| Total liabilities and stockholders' equity | $615,976 |

*The accompanying notes are an integral part of this statement.*

# TRADEX BROKERAGE SERVICE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

## Note 1- Nature of Business:

Tradex Brokerage Service, Inc. (The "Company") is a corporation formed for the purpose of conducting business as a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

## Note 2- Summary of Significant Accounting Policies:

*a)* ***Revenue Recognition:***
Security transactions (and the recognition of related income and expense) are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker for transactions executed but not yet settled relating to securities purchased by the Company and held for resale (securities owned). Securities owned and securities sold, but not yet purchased, are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

*b)* ***Income Taxes:***
The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

*c)* ***Cash and Cash Equivalents:***
For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

*d)* ***Property and Equipment:***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method.

## Note 2- Summary of Significant Accounting Policies (*continued*):

*e) Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

## Note 3- Liabilities Subordinated to the Claims of General Creditors:

The borrowing is under a subordination agreement approved by the National Association of Securities Dealers, Inc. from the Company's clearing broker, which is also a shareholder, and consists of a subordinated note due December 31, 2004, with interest payable monthly at the broker's call rate plus 1%. The borrowing is available in computing net capital under SEC's uniform capital rule, and is subordinated to the claims of present and future general creditors. To the extent that such borrowing is required for the Company's continued compliance with net capital requirements, it may not be repaid.

## Note 4- Commitments and Contingencies:

***Lease Obligations:***
The Company leases office space pursuant to an operating lease expiring October 31, 2004. The future minimum rental commitments, as of December 31, 2001, are as follows:

| | |
|---|---|
| 2002 | $73,150 |
| 2003 | 79,800 |
| 2004 | 66,500 |

***Shareholder Agreement:***
Pursuant to a shareholder agreement, upon the death of Herbert Frumkes (CEO), the principal shareholder, the Company will be obligated to pay to his wife $7,500 per month for seven years following the date of his death, or until his wife's death, whichever occurs first.

## Note 5- Income Taxes:

The components of the recovery of income taxes as of December 31, 2001 were:

| | |
|---|---|
| Federal | $32,468 |
| State | 13,056 |
| City | 13,927 |
| Total | $59,451 |

## Note 6- Shareholders' Equity:

The rights of the holders of Class A and Class B Common stock are the same in all respects except for voting rights. The holders of Class A Common stock have the entire voting rights for the election of directors and all other matters.

## Note 7- Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001, the Company had net capital of $391,873, which was $341,873 in excess of its required net capital of $50,000. The Company's capital ratio was 20.01%.

## Note 8- Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers' internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's Statement of Financial Condition as of December 31, 2001, pursuant to SEC Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.




# LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com


## INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Tradex Brokerage Service, Inc.
700 White Plains Road
Scarsdale, NY 10583

We have audited the accompanying statement of financial condition of Tradex Brokerage Service, Inc. as of December 31, 2001. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradex Brokerage Service, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 8, 2002

# TRADEX BROKERAGE SERVICE, INC.

INTERNAL AUDITORS' COMMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Tradex Brokerage Service, Inc.
20 Vesey Street
New York, NY 10007

Gentlemen:

In planning and performing our audit of the financial statements of Tradex Brokerage Service, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Tradex Brokerage Service, Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II); (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that may be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report recognizes that is not practicable in an organization the size of Tradex Brokerage Service, Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be place on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 8, 2002